BD

X 37C

UNI
SECURITIES AND
Washi

05037957

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SEC FILE NUMBER
8 - 65699

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

THE TIBERIUS QUALIFIED MASTER FUND LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O WALKERS, WALKER HOUSE
(No. and Street)

GEORGETOWN, GRAND CAYMAN, CAYMAN ISLANDS
(City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH, D.C. 179 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH PEDUZZI (345) 949-0100
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, (Cayman)
(Name -- *if individual, state last, first, middle name*)

Georgetown, Grand Cayman, Cayman Islands
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

3/11/05
5.5

OATH OR AFFIRMATION

I, Joseph Peduzzi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Tiberius Qualified Master Fund Ltd., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
H. Fred Mercer III, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Oct. 28, 2008
Member, Pennsylvania Association Of Notaries

Signature

Director
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE TIBERIUS QUALIFIED MASTER FUND LTD.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

THE TIBERIUS QUALIFIED MASTER FUND LTD.

CONTENTS

27 Hospital Road
P.O. Box 1748 GT
George Town
Grand Cayman, Cayman Islands, B.W.I.
345-949-6333/Fax 345-946-9444
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company (Cayman)
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of
The Tiberius Qualified Master Fund Ltd.

We have audited the accompanying statement of assets and liabilities of The Tiberius Qualified Master Fund Ltd., including the condensed schedule of investments, as of December 31, 2004, and the related statements of operations, changes in net assets and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of The Tiberius Qualified Master Fund Ltd. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respect, the financial position of The Tiberius Qualified Master Fund Ltd. as of December 31, 2004, and the results of its operations and changes in net assets for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Rothstein, Kass & Company (Cayman)

Grand Cayman, Cayman Islands
February 14, 2005, except for Note 11
which is February 24, 2005

THE TIBERIUS QUALIFIED MASTER FUND LTD.

STATEMENT OF ASSETS AND LIABILITIES
(Expressed in United States Dollars)

December 31, 2004

ASSETS	
Investments in securities, at market	$ 190,163,970
Cash and cash equivalents	5,703,574
Due from brokers	272,411,921
Dividends receivable	41,874
Accrued short stock rebates	12,431
Other assets	91,264
Total assets	$ 468,425,034
LIABILITIES	
Securities sold short, at market	$ 447,390,127
Accrued expenses	153,359
Accrued short dividends	390,191
Total liabilities	447,933,677
NET ASSETS	$ 20,491,357
Net asset value per share, based on net assets of $20,491,357 and 48,933.58 shares outstanding	$ 418.76

See accompanying notes to financial statements.

THE TIBERIUS QUALIFIED MASTER FUND LTD.

STATEMENT OF OPERATIONS
(Expressed in United States Dollars)

Year Ended December 31, 2004	
Investment income(loss)	
Interest	$ 954,051
Dividends	1,467,583
Total investment income (loss)	2,421,634
Expenses	
Interest	3,573,234
Dividends on short sales	5,991,998
Management fee	589,370
Administrative fee	38,500
Execution and floor brokerage	611,515
Foreign and U.S. taxes withheld	94,644
Professional fees and other	201,736
Total expenses	11,100,997
Net investment income (loss)	(8,679,363)
Net trading income (loss)	(7,035,134)
Net decrease in net assets resulting from operations	$ (15,714,497)

See accompanying notes to financial statements.

THE TIBERIUS QUALIFIED MASTER FUND LTD.

STATEMENT OF CHANGES IN NET ASSETS

(Expressed in United States Dollars)

Year Ended December 31, 2004	
Operations	
Net investment income (loss)	$ (8,679,363)
Net trading income (loss)	(7,035,134)
Net change in net assets resulting from operations	(15,714,497)
Capital share transactions	
Proceeds from issuance of shares	23,760,000
Payments for redemption shares	(24,311,135)
Net change in net assets resulting from capital share transactions	(551,135)
Net change in net assets	(16,265,632)
Net assets, beginning of period	36,756,989
Net assets, end of period	$ 20,491,357

See accompanying notes to financial statements.

THE TIBERIUS QUALIFIED MASTER FUND LTD.

STATEMENT OF CASH FLOWS
(Expressed in United States Dollars)

Year Ended December 31, 2004

Cash flows from operating activities	
Net change in net assets resulting from operations	$ (15,714,497)
Adjustments to reconcile net change in net assets resulting from operations to net cash provided by (used in) operating activities:	
Changes in operating assets and liabilities:	
Investments in securities, at market	206,957,457
Due from brokers	48,164,493
Dividends receivable	139,062
Accrued short stock rebates	(12,431)
Other assets	161,660
Securities sold short, at market	(238,232,917)
Accrued expenses	34,463
Accrued short dividends	(141,015)
Net cash provided by (used in) operating activities	1,356,275
Cash flows from financing activities	
Proceeds from issuance of shares	23,760,000
Payments for redemption of shares	(24,311,135)
Net cash provided by (used in) financing activities	(551,135)
Net change in cash and cash equivalents	805,140
Cash and cash equivalents, beginning of period	4,898,434
Cash and cash equivalents, end of period	$ 5,703,574
Supplemental disclosure of cash flow information	
Cash paid during the period for:	
Interest	$ 3,573,234
Taxes	$ 94,644

See accompanying notes to financial statements.

THE TIBERIUS QUALIFIED MASTER FUND LTD.

CONDENSED SCHEDULE OF INVESTMENTS

(Expressed in United States Dollars)

December 31, 2004

	Number of Shares	Percentage of Net Assets	Market or Fair Value
Investments in securities, at market			
Common Stocks			
Broadcasting		5.7 %	$ 1,164,526
Consumer products			
Amazon.com, Inc.	47,950	10.4	2,123,706
Avon Products, Inc.	37,600	7.1	1,455,120
Dreyers Grand Ice Cream Holdings Inc.	15,820	6.2	1,272,403
Eastman Kodak Company	90,820	14.3	2,928,945
McDonald's Corporation	37,675	5.9	1,207,861
Nordstrom Inc.	26,900	6.1	1,257,037
Proctor & Gamble Company	24,800	6.7	1,365,984
Wal-Mart Stores Inc.	83,240	21.5	4,396,737
Gucci Group NV	23,437	9.8	2,004,332
Other		30.0	6,152,159
Energy			
Kinder Morgan, Inc.	15,100	5.4	1,104,263
Other		17.6	3,610,548
Financial services			
Capital One Financial	28,850	11.9	2,429,459
Wells Fargo & Company	69,125	21.0	4,296,119
Other		14.7	3,010,078
Industrial			
ALCOA Inc	43,500	6.7	1,366,770
Borg Warner Inc	22,400	5.9	1,213,408
Ford Motor Company	121,900	8.7	1,784,616
KB Home	43,300	22.1	4,520,520
Sealed Air Corp	63,600	16.5	3,387,972
Other		17.0	3,480,350
Medical			
Amgen Inc	37,491	11.7	2,405,048
Pfizer Inc	83,100	10.9	2,234,559
Other		14.3	2,935,673
Recreation		9.4	1,919,910
Technology			
Advanced Micro Devices Inc	76,800	8.3	1,691,136
Other		14.8	3,032,574
Telecommunications			
Sears, Roebuck & Co.	84,000	7.5	1,545,600
Qualcomm, Inc	76,000	15.7	3,222,400
America Movil SA	101,000	25.8	5,287,350
Other		4.1	836,226
Other		8.7	1,783,326
Total common stocks		402.23 %	$ 82,426,714

See accompanying notes to financial statements.

CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)

(Expressed in United States Dollars)

December 31, 2004

	Number of Shares	Percentage of Net Assets	Market or Fair Value
Investments in securities, at market (continued)			
Call Option Contracts			
Broadcasting			
Cablevision Systems Corp	2,540	6.8 %	$ 1,395,000
Other		3.2	653,103
Consumer Products			
ConAgra Foods, Inc	6,866	10.2	2,089,290
Gillette Company	1,310	6.3	1,290,350
Starbucks Corp	3,209	27.2	5,573,570
Other		29.2	5,984,009
Energy			
EOG Resources, Inc	2,147	29.5	6,044,345
Other		19.9	4,075,783
Financial Services			
American International Group, Inc	12,019	68.9	14,126,010
Allstate Corp	2,447	6.6	1,347,353
The Goldman Sachs Group, Inc	400	5.4	1,114,000
Other		8.3	1,708,042
Industrial			
Phelps Dodge Corporation	500	14.5	2,972,500
Other		25.4	5,207,510
Medical			
Johnson & Johnson, Inc	1,704	5.7	1,175,520
United Health Group, Inc	4,360	90.8	18,599,100
Other		6.2	1,268,498
Technology			
Apple Computer, Inc	500	10.8	2,217,500
eBay Inc	1,000	37.9	7,760,000
International Business Machines Corp	1,853	14.4	2,939,670
Yahoo	650	6.6	1,350,500
Dell, Inc.	1,000	5.9	1,215,000
Other		14.5	2,970,173
Telecommunications		7.0	1,437,050
Utilities-Electric and Gas			
Edison International	3,500	13.7	2,800,000
Other		0.8	160,425
Other			
United Parcel Service Inc	2,134	11.5	2,350,025
Other		10.5	2,154,238
Total call option contracts		497.69 %	$ 101,978,564

See accompanying notes to financial statements.

CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)
(Expressed in United States Dollars)

December 31, 2004

	Number of Shares	Percentage of Net Assets		Market or Fair Value
Investments in securities, at market (continued)				
Put Option Contracts				
Consumer Products		6.0 %	$	1,220,013
Financial Services		5.1		1,053,763
Medical		5.3		1,088,118
Technology		4.1		847,260
Other		7.6		1,549,538
Total put option contracts		28.10		5,758,692
Total investments in securities, at market		928.02 %	$	190,163,970
Securities sold short, at market				
Common Stocks				
Broadcasting				
Cablevision System Corp	231,300	28.1		5,759,370
Comcast Corporation	65,455	10.5		2,149,542
Cox Communication	40,000	6.8		1,390,000
Other		12.0		2,448,317
Consumer Products				
Amerisource-Bergen Corp.	49,700	14.2		2,916,396
Anheuser Busch Company Inc	45,100	11.2		2,287,923
Avery Dennison Corp	20,900	6.1		1,253,373
Best Buy Company, Inc	51,550	15.0		3,063,101
ConAgra Foods, Inc	471,500	67.8		13,885,675
Costco Wholesale Corp	51,290	12.1		2,482,949
Gillette Company	130,200	28.5		5,830,356
Lowe's Company, Inc	41,450	11.7		2,387,106
PepsiCo, Inc	34,202	8.7		1,785,344
Reynolds American, Inc	37,800	14.5		2,971,080
Starbucks Corp	295,399	89.9		18,421,082
The Gap, Inc	156,900	16.2		3,313,728
Other		29.1		5,952,054
Energy				
Amerada Hess Corp	28,400	11.4		2,339,592
ConocoPhillips	14,200	6.0		1,232,986
EOG Resources Inc	214,800	74.8		15,328,128
ExxonMobil Corp	256,600	64.2		13,153,316
Occidental Petroleum Group	18,900	5.4		1,103,004
Transocean Inc	39,600	8.2		1,678,644
Valero Energy Corp	44,650	9.9		2,027,110
Other		8.7		1,789,552

See accompanying notes to financial statements.

CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)
(Expressed in United States Dollars)

December 31, 2004

	Number of Shares	Percentage of Net Assets	Market or Fair Value
Securities sold short, at market (continued)			
Common stocks (continued)			
Financial Services			
Allstate Corp	242,700	61.3 %	$ 12,552,444
American International Group Inc	842,309	269.9	55,314,432
Morgan Stanley Dean Witter & Co	25,500	6.9	1,415,760
The Goldman Sachs Group, Inc	18,450	9.4	1,919,538
Wachovia Corp	59,100	15.2	3,108,660
Other		31.6	6,481,462
Industrial			
Caterpillar Inc	19,350	9.2	1,886,819
Dow Chemical Company	22,300	5.4	1,104,073
General Electric Company	36,163	6.4	1,319,950
General Motors Corporation	132,186	25.8	5,295,371
Newmont Mining Corporation	31,400	6.8	1,394,474
Northrop Grumman Corporation	182,782	48.5	9,936,030
Nvidia Corporation	44,800	5.2	1,055,488
Phelps Dodge Corporation	24,100	11.6	2,383,972
United Technologies Corp	39,700	20.0	4,102,995
Other		20.9	4,273,733
Medical			
Cardinal Health Inc	26,500	7.5	1,540,975
Johnson & Johnson	130,300	40.3	8,263,626
Merck & Co Inc	188,100	29.5	6,045,534
Schering Plough Inc	54,800	5.6	1,144,224
United Health Group Inc	433,800	186.4	38,187,414
Wyeth	64,700	13.5	2,755,573
Other		8.3	1,695,657
Technology			
Agilent Technologies, Inc.	51,600	6.1	1,243,560
Apple Computer, Inc.	23,414	7.4	1,507,862
Cisco Systems, Inc	598,694	56.5	11,566,768
Dell Inc.	74,432	15.3	3,136,564
Electronic Data Systems Corp	46,500	5.2	1,074,150
Emerson Electric Company	39,700	13.6	2,782,970
Intel Corporation	67,022	7.7	1,567,645
International Business Machines Corp	168,500	81.1	16,610,730
Nextel Communications Inc	51,050	7.5	1,536,605
Veritas Software Corporation	58,902	8.2	1,681,652
Other		31.9	6,531,601

CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)

(Expressed in United States Dollars)

December 31, 2004

	Number of Shares	Percentage of Net Assets	Market or Fair Value
Securities sold short, at market (continued)			
Common Stocks (continued)			
Telecommunications			
Sprint FON Group	56,600	6.9 %	$ 1,406,510
Other		0.7	151,690
Transportation		3.8	779,208
Utilities, Electric & Gas			
Edison International	320,000	50.0	10,249,600
Other		1.8	372,519
Other			
Nasdaq 100 Index Trust	208,600	40.6	8,326,976
S&P 500 Depositary Receipts	80,101	47.3	9,681,807
Semiconductor Holdings Trust	36,140	5.9	1,205,630
United Parcel Service Inc	137,600	57.4	11,759,296
Other		16.9	3,471,897
Total common stocks		1,887.50	386,773,172
Call Option Contracts			
Consumer Products			
Amazon.com Inc	1,150	10.5	2,144,500
Other		27.9	5,716,583
Energy		9.6	1,975,325
Financial Services			
Capital One Financial	295	6.4	1,305,375
Other		15.4	3,158,993
Industrial			
ALCOA Inc	1,904	5.0	1,024,735
KB Home	438	9.5	1,940,340
Phelps Dodge Corporation	269	8.4	1,726,980
Pulte Homes	585	5.3	1,093,950
Sealed Air Corp	1,100	10.6	2,166,000
Other		7.1	1,448,713
Medical			
Amgen, Inc	900	8.2	1,672,250
Other		9.3	1,910,330
Technology			
Apple Computer Inc	300	5.3	1,078,500
Advanced MicroDevices Inc	1,476	7.2	1,473,495

See accompanying notes to financial statements.

THE TIBERIUS QUALIFIED MASTER FUND LTD.

CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)

(Expressed in United States Dollars)

December 31, 2004

	Number of Shares	Percentage of Net Assets	Market or Fair Value
Securities sold short, at market (continued)			
Call Option Contracts (continued)			
Technology (continued)			
eBay Inc.	1,000	40.2 %	$ 8,240,000
Other		12.7	2,592,103
Telecommunications			
America Movil SA	1,079	14.0	2,875,000
Other		13.2	2,699,010
Other		13.4	2,745,540
Total call option contracts		239.07	48,987,722
Put Option Contracts			
Consumer Products		5.2	1,070,517
Financial Services		2.8	570,968
Industrial		3.5	715,910
Medical			
Merck & Company Inc	2,077	16.2	3,316,290
Other		5.0	1,017,063
Technology			
Cisco Systems Inc	7,212	10.0	2,047,205
Other		7.0	1,436,560
Other		7.1	1,454,720
Total put option contracts		56.74	11,629,233
Total securities sold short, at market		2,183.31 %	$ 447,390,127

See accompanying notes to financial statements.

THE TIBERIUS QUALIFIED MASTER FUND LTD.

CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)
(Expressed in United States Dollars)

December 31, 2004

The geographical categorization by country of issuer of the value of investments is as follows:

	Percentage of Net Assets	Market or Fair Value
United States	875.9 %	$ 179,481,307
Canada	4.0	809,859
Finland	0.3	58,300
Germany	2.4	498,497
Japan	1.3	272,824
Mexico	33.9	6,938,795
Netherlands	9.8	2,008,073
United Kingdom	0.5	96,315
Total	928.02 %	$ 190,163,970

The geographical categorization by country of issuer of the value of securities sold short is as follows:

	Percentage of Net Assets	Market or Fair Value
United States	2,155.55 %	$ 441,700,834
Canada	3.4	703,176
Finland	1.1	222,575
Germany	0.0	5,200
Japan	0.1	27,500
Mexico	17.2	3,517,530
Netherlands	0.1	17,702
United Kingdom	5.8	1,195,610
Total	2,183.31 %	$ 447,390,127

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

The Tiberius Qualified Master Fund Ltd. (the "Master Fund") is an investment company which was formed under the laws of the Cayman Islands on January 9, 2003. The Master Fund is a registered broker dealer with the U.S. Securities and Exchange Commission (the "SEC") and a member of the Philadelphia Stock Exchange (the "Exchange"), acting as an options principal market-maker. The Master Fund executes its transactions off the floor of the Exchange. TF Asset Management LLC (the "Investment Manager"), a limited liability company organized under the laws of the State of New York, United States of America, is the investment manager of the Master Fund.

The Master Fund operates under a "master fund/feeder fund" structure where entities invest substantially all of their investable assets in the Master Fund. The Master Fund's shareholders are collectively referred to as the "feeder funds". For the year ended December 31, 2004, the Master Fund served as master fund to three feeder funds; The Tiberius Master Fund Ltd., The Tiberius Fund Ltd. and The Tiberius Qualified Fund LLC all of which had varying ownership percentages throughout the year. At December 31, 2004, The Tiberius Master Fund Ltd owned 15.52%, The Tiberius Fund Ltd. owned 15.97%, and The Tiberius Qualified Fund LLC owned 68.51% of the net assets of the Master Fund.

Basis of Presentation

The financial statements are expressed in United States dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash Equivalents

The Master Fund considers all highly liquid investments with original maturities of less than 3 months to be cash equivalents.

Valuation of Investments in Securities and Securities Sold Short

The Master Fund values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short. Options owned or sold, not yet purchased, are valued at the average of the last available bid and ask price.

Investment Transactions and Related Investment Income

Investment transactions and the related investment income are accounted for on a trade-date basis. Management of the Master Fund does not believe that the original cost of securities owned or the original proceeds for securities sold short is relevant information as the portfolio turns over constantly. At December 31, 2004, management believes that the cost of the Master Fund's securities owned and the proceeds of securities sold short were not materially different from the market value of the positions.

Dividend income and dividends paid on short sales are recorded on the ex-dividend date and interest is recognized on the accrual basis.

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes

The Master Fund has elected to be treated as a partnership for United States income tax purposes. Therefore, the individual stockholders of the Master Fund report their share of the Master Fund's income and loss on their United States income tax returns, if required to file. Under the laws of the Cayman Islands, the Master Fund is not subject to income taxes. Accordingly, no provision for income taxes has been made in the accompanying financial statements. However, all United States dividend income and certain interest income are subject to a 30% withholding tax.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Master Fund's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Allocation of Gains and Losses

The Master Fund's results of operations (which are defined on a total return basis, inclusive of unrealized appreciation and depreciation and net of fund expenses) are generally allocated proportionately on a monthly basis to the Participating Shares held in the Master Fund by each feeder fund.

2. Due from brokers

Due from brokers is comprised of cash held at the clearing brokers and net amounts receivable for unsettled securities transactions. The Master Fund pledges cash and securities held at clearing brokers as collateral for amounts borrowed.

In the normal course of business, substantially all of the Master Fund's securities transactions, money balances and security positions are transacted with brokers. The Master Fund is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

3. Joint back offices

The Master Fund has invested in two joint back offices with the clearing brokers, which enables the Master Fund to use the clearing brokers' capital to meet its margin requirements. The Master Fund uses the cost method, which approximates fair value, to account for these investments, which are included in other assets on the accompanying statement of assets and liabilities.

(Expressed in United States Dollars)

4. Net capital requirements

The Master Fund is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Master Fund's net capital was approximately $2,557,000, which was approximately $2,457,000 in excess of its minimum requirement of $100,000.

5. Capital share transactions

The Master Fund is authorized to issue 4,999,990 Participating Shares, as defined in the Articles of Association, with a $0.01 par value, and 10 Management Shares, as defined in the Articles of Association, with a $0.01 par value. As of December 31, 2004 there were 48,933.58 Participating Shares issued and outstanding and 1 Management Shares issued and outstanding. Management Shares do not participate in the profit or loss of the Master Fund.

Subscriptions of Master Fund shares are issued at an initial purchase price of $1,000 per share. Redemptions of Master Fund shares are determined based upon the net asset value per share as of the preceding day and are permitted quarterly with 30 days advance notice, after the first year of issuance.

For the year ended December 31, 2004, transactions in capital shares were as follows:

	Participating Shares	Management Shares	Net Assets
Balance, December 31, 2003	74,705.57	1	$ 36,756,989
Add share purchases	23,760.00		23,760,000
Less share redemptions	(49,531.99)		(24,311,135)
Net loss			(15,714,497)
Balance, December 31, 2004	48,933.58	1	$ 20,491,357

6. Related party transactions

The Investment Manager is entitled to a management fee, calculated and payable monthly in arrears equal to 1/6th of 1% (2% per annum) of the net assets of the Master Fund determined as of the end of each calendar month.

The Investment Manager is also entitled to an incentive fee, equal to 20% of the net income of the Master Fund as determined at the end of the year. There was no incentive fee in 2004, due to the net loss reported by the Master Fund. Subsequent incentive fees will be affected by the carryover of the losses from 2004.

(Expressed in United States Dollars)

7. Administrative fee

Fulvio & Associates LLP (the "administrator") serves as the Master Fund's Administrator and performs certain administrative and clerical services on behalf of the Master Fund. Two of the directors of the Master Fund are affiliated with the Administrator.

8. Securities sold short

The Master Fund is subject to certain inherent risks arising from its investing activities of selling securities short. The ultimate cost to the Master Fund to acquire these securities may exceed the liability reflected in these financial statements.

9. Financial highlights

Financial highlights for the year ended December 31, 2004 are as follows:

Per share operating performance	
Net asset value, beginning of period	$ 492.02
Increase due to capital share transactions	191.46
Income (loss) from investment operations:	
Net investment income (loss)	(146.20)
Net trading income (loss)	(118.52)
Total from investment operations	(264.72)
Net asset value, end of period	$ 418.76
Total return	(41.20) %
Ratio to average net assets	
Operating expenses	5.4 %
Interest	12.6
Dividends	21.2
Total expenses	39.2 %
Net investment income (loss)	(30.7) %

Financial highlights are calculated for the Master Fund as a whole. An individual shareholder's financial highlights may vary based upon the timing of capital transactions.

10. Exemption from Rule 15c3-3

The Master Fund is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

11. Subsequent events

From January 1, 2005 through February 24, 2005 the Master Fund paid redemptions of approximately $15,908,000.

THE TIBERIUS QUALIFIED MASTER FUND LTD.

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
(Expressed in United States Dollars)

December 31, 2004

Net assets		$ 20,491,357
Less nonallowable assets:		
Dividends receivable greater than 30 days		5,090
Other assets		64,880
		69,970
Net capital before haircut		20,421,387
Haircut		17,864,325
Net capital		$ 2,557,062
Aggregate indebtedness		$ 543,550
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 36,237
Minimum net capital required (under Sec Rule 15c3-1)		$ 100,000
Excess net capital ($2,557,062 - $100,000)		$ 2,457,062
Percentage of aggregate indebtedness to net capital	$ 543,550 / $ 2,557,062	21%

There are no material differences between the computation of net capital presented above and the computation of net capital reported on the Master Fund's unaudited Form X-17A-5, Part IIA filing as of December 31, 2004.

27 Hospital Road
P.O. Box 1748 GT
George Town
Grand Cayman, Cayman Islands, B.W.I.
345-949-6333/Fax 345-946-9444
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company (Cayman)
CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of
The Tiberius Qualified Master Fund Ltd.

In planning and performing our audit of the financial statements and supplemental schedule of The Tiberius Qualified Master Fund Ltd. (the "Master Fund") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Master Fund including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Master Fund does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Master Fund in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Master Fund is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Master Fund has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Master Fund's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, (Cayman)

Grand Cayman, Cayman Islands
February 14, 2005